Exhibit 99.1

Brookfield Reinsurance Announces Results of Annual General and Special Meeting of Shareholders

BROOKFIELD NEWS, June 27, 2022 – Brookfield Reinsurance (NYSE, TSX: BAMR) today announced that all four nominees proposed for election to the board of directors by holders of Class A Limited Voting Exchangeable Shares (“Class A Shares”) and all four nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the company’s annual general and special meeting of shareholders held on June 24, 2022 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Director Nominee	Votes For	%	Votes Withheld	%
William Cox	3,988,311	81.44	908,904	18.56
Anne Schaumburg	4,578,790	93.50	318,425	6.50
Soonyoung Chang	4,828,087	98.59	69,128	1.41
Lars Rodert	4,810,033	98.22	87,182	1.78

Management received a proxy from the holder of Class B Shares to vote all 24,000 Class B Shares for each of the four directors nominated for election by this shareholder class, namely Sachin Shah, Barry Blattman, Gregory Morrison and Jay Wintrob.

A summary of all votes cast by holders of the Class A and Class B Shares represented at the company’s annual general and meeting of shareholders is available electronically on EDGAR on the United States Securities and Exchange Commission’s website at www.sec.gov or on SEDAR at www.sedar.com.

About Brookfield Reinsurance:

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE, TSX: BAMR) operates a leading financial services business providing capital-based solutions to the insurance industry. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com